SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Elizabeth A. Brower, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

This Amendment No. 2 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 and as subsequently amended (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

The subsection entitled “Background of the Transaction” of Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On June 25, 2003, the Ribapharm Board resolved to extend the “Distribution Date” under the Rights Plan, as it relates to ICN’s Offer, by one day for each day that the expiration of ICN’s Offer is extended, subject to the Ribapharm Board’s continuing ability to extend the “Distribution Date” at its own discretion.

On June 26, 2003, a First Amended Class Action Complaint was filed on behalf of the plaintiffs in the Delaware stockholder actions which were consolidated on June 9, 2003. This complaint does not name Ribapharm, or the individual officers or directors of Ribapharm named in the original complaints, as defendants. Consequently, ICN is the sole named defendant in the consolidated action.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

The subsection entitled “Rights Plan” of Item 8 is hereby amended and supplemented by adding the following paragraph at the end thereof:

Extension of Distribution Date under the Rights Plan

On June 25, 2003, the Ribapharm Board resolved to extend the “Distribution Date,” as it relates to ICN’s Offer, by one day for each day that the expiration date of ICN’s Offer is extended, subject to the Ribapharm Board’s continuing ability to extend the “Distribution Date” at its own discretion. With respect to the Offer by ICN, the Rights presently will become exercisable on July 11, 2003.

The subsection entitled “Stockholder Actions” of Item 8 is hereby amended and supplemented by:

(i)  Adding the following paragraph after the second paragraph:

On June 26, 2003, a First Amended Class Action Complaint was filed on behalf of the plaintiffs in the Delaware stockholder actions which were consolidated on June 9, 2003. This complaint does not name Ribapharm, or the individual officers or directors of Ribapharm named in the original complaints, as defendants. Consequently, ICN is the sole named defendant in the consolidated action.

(ii)  Amending and restating the last paragraph in its entirety to read as follows:

The foregoing summaries of litigation are qualified in their respective entireties by reference to the text of the respective complaints and related documents, copies of which are included as Exhibits (e)(36) through (e)(44), (e)(46), and (e)(48) to this Statement and are incorporated by reference herein.

ITEM 9.    EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

(e)(48)	First Amended Class Action Complaint under the caption “In re: Ribapharm Inc. Shareholders Litigation” (Consolidated C.A. No. 20337 NC) filed in the Court of Chancery in the State of Delaware on June 26, 2003 (Exhibit (a)(5)(xi) to Schedule TO (Amendment No. 5))**

**	These items are incorporated by reference from the exhibits of the Tender Offer Statement on Schedule TO, and are hereby made a part of the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/S/ DANIEL J. PARACKA
Name: Daniel J. Paracka Title: Chairman of the Board of Directors

Dated: June 30, 2003

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